May 5, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
United States of America

RE:	NANO-X IMAGING LTD Request to Withdraw Registration Statement on Form F-3 (File No. 333-271593)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), NANO-X IMAGING LTD (the “Company”) hereby requests that the above-referenced registration statement on Form F-3 originally filed on May 3, 2023, including all exhibits filed therewith and the amendment thereto (the “Registration Statement”), be withdrawn, effective as of the date hereof.

The Registration Statement has not been declared effective and no Company securities have been issued, offered or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company filed the Registration Statement for purposes of registering 40,000,000 of its ordinary shares, par value NIS 0.01 per share (the “Securities”). No Securities have been sold under the Registration Statement, and the Registration Statement has not been declared effective. On May 4, 2023, the Company qualified as a well-known seasoned issuer (“WKSI”), which status allows for automatic shelf registration. In connection with the Company’s newly obtained WKSI status, the Company intends to file on May 5, 2023, a new automatic shelf registration statement on Form S-3 registering an indeterminate aggregate offering price or number of ordinary shares of the Company. As a result of anticipated filing the automatic shelf registration statement, the Company is no longer in need of, and is seeking to withdraw, the Registration Statement. The Company believes that approval of this application by the Securities and Exchange Commission (the “Commission”) would be consistent with the public interest and the protection of investors.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

cc:	Michael J. Zeidel, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP